MicroStrategy Incorporated

1861 International Drive

McLean, Virginia 22102

August 11, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	MicroStrategy Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 000-24435

Dear Mr. Skinner and Mr. Edgar:

Set forth below are responses to your letter dated July 28, 2006 (the “Comment Letter”) regarding the Form 10-K for the fiscal year ended December 31, 2005 of MicroStrategy Incorporated (the “Company”) filed by the Company on March 10, 2006. All responses correspond to the sequential numbering of the comments and headings used in the Comment Letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings. Furthermore, the Company acknowledges that the comments made by the Staff, and any resulting modifications of the Company’s disclosures, do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Comment Letter are as follows:

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

1.	We note that your Overview discussion is largely a summary of your products’ capabilities. Tell us how you considered disclosure of material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Refer to Section III.A. of FR-72.

Response:

The Company has reviewed its disclosure and the relevant sections of the Release. The Company will provide additional disclosure regarding its material opportunities, challenges and risks, such as those presented by material trends and uncertainties, in future filings. In this regard, the Company has expanded the Overview section of Management’s Discussion and Analysis in its Quarterly Report on Form 10-Q for the three months ended June 30, 2006 (such quarterly report, the “Form 10-Q2 for 2006”).

Critical Accounting Policies, page 32

2.	Please explain to us how you have considered providing quantitative information within this section regarding the significant estimates made by management. As an example, we note the recent significant change related to your income tax valuation allowance that would appear relevant. Disclosure regarding critical accounting estimates should include, to the extent material, the sensitivity of estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Additionally, disclosure should address such factors as how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether the estimates and assumptions are reasonably likely to change in the future. See Section V of SEC Release No. 33-8350.

Response:

The Company has reviewed its disclosure and the relevant sections of the Release. The Company will expand its critical accounting policies to provide quantitative information within this section and will include sensitivity of critical accounting estimates to change, as applicable, in future filings of its Annual Report on Form 10-K. The Company will also address, in future filings of its Annual Report on Form 10-K, such factors as how accurate its estimates and assumptions have been in the past, how much its estimates and assumptions have changed in the past, and whether the estimates and assumptions are reasonably likely to change in the future. Please note that the Company’s U.S. income tax valuation allowance has not changed since December 31, 2005.

Results of Operations

Comparison of the Years Ended 2005, 2004 and 2003

Revenues, page 35

3.	In your discussion of the results of operations throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. However, you do not quantify the extent to which the identified factors contributed to the change. For example, your discussion of product support revenues on page 36 refers to an increase in the average rate charged for product support services, an on-going increase in our installed base of software licenses customers and high renewal rates for such contracts, however, the factors are not quantified. Describe how you considered Section III.D of SEC Release 33-6835 in identifying and quantifying the extent of contributions of each of two or more factors underlying material changes in reported financial statement line items.

Response:

The Company has reviewed its disclosure and the relevant sections of the Release. The Company will, in cases where it identifies two or more sources as factors that contributed to a material change, quantify the extent to which the identified factors contributed to the change in future filings. In this regard, the Company has quantified the extent to which two or more identified factors contributed to a material change in the Results of Operations section of its Form 10-Q2 for 2006.

Financial Statements

Consolidated Balance Sheets, page 60

4.	We note that you have two classes of common stock. Explain to us how you have considered providing footnote disclosure that explains the pertinent rights and privileges of each of the different classes. See SFAS 129, par. 4.

Response:

Holders of class A common stock generally have the same rights, including rights to dividends, as holders of class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. The rights and privileges of the Company’s class A common stock and class B common stock are further described in the Company’s response to Comment 5 below. The Company has included disclosure to this effect in the Notes to Consolidated Financial Statements in its Form 10-Q2 for 2006 and will continue to provide this disclosure in future filings.

Consolidated Statements of Operations, page 61

5.	Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for your Class A and Class B common stock. Tell us what consideration you gave to presenting Class A common stock on a fully diluted “if converted” basis reflecting conversion of Class B common stock into Class A common stock. If basic and fully diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face of your statements of operations. Please note that if you have a material number of dilutive securities in one of the respective classes of common stock, this may result in diluted earnings per share for Class A and Class B that are different. We refer you to SFAS 128, Earnings per Share, paragraphs 60 and 61 and EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, paragraph 1.

Response:

The Company has two classes of common stock: class A common stock and class B common stock. Holders of class A common stock generally have the same rights as holders of class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. Each share of class B common stock is convertible into one share of class A common stock at any time at the option of the holder. The Company’s class A common stock and class B common stock have the same dividend rights. The Company has never declared or paid any cash dividends on either class A or class B common stock.

Accordingly, the Company’s basic and diluted earnings per share for its class A common stock is equal to the basic and diluted earnings per share for its class B common stock. Since the two-class method yields the same basic and diluted earnings per share as the Company’s current presentation in its financial statements, the application of the two-class method is not required. The Company presents one EPS calculation for both class A and class B common stock for each period presented in its Consolidated Statements of Operations. The Company has provided additional disclosure regarding the earnings per share for each class of its common stock on the face of its Consolidated Statements of Operations in its Form 10-Q2 for 2006 and will continue to include such disclosure in future filings. As mentioned in the Company’s response to Comment 4 above, the Company also included footnote disclosure regarding the classes of its common stock in the Notes to Consolidated Financial Statements in its Form 10-Q2 for 2006 and will continue to include such disclosure in future filings.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies, page 65

(j) Revenue Recognition, page 68

6.	We note the disclosure indicating that VSOE of elements in multiple element arrangements is based on your “customary pricing” when each element is sold separately. Clarify for us what you mean by “customary pricing.” Also, tell us why you believe “customary pricing” represents VSOE. As part of your response, tell us whether and, if so, to what extent, you have actual sales of the separate elements at prices other than your “customary” prices.

Response:

The Company’s vendor specific objective evidence (“VSOE”) for services other than updates, upgrades and enhancements (“PCS”) is determined based upon an analysis of the Company’s historical sales of each element when sold separately from software. For example, the Company sells various levels of consulting services such as associate, consultant, senior consultant, manager, and senior manager. Each quarter, the Company reviews its domestic sales transactions for each service offering sold separately from software to determine the highest frequency of transactions sold within a relatively tight price range for each offering. This customary pricing establishes the VSOE for the respective offering. For new offerings or offerings that have not had a sufficient history of sales volume, VSOE is established at the published list price for the offering until an adequate history of sales volume is established.

In 2005, domestic revenues represented approximately 62% of total revenues. For the remaining 38% of total revenues (i.e., international revenues), VSOE is analyzed for each of the Company’s 12 foreign subsidiaries on a country-by-country basis.

The Company’s VSOE for technical support, which includes PCS, is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay if and when PCS is renewed (sold separately) from software. As long as the optional stated renewal fee is at or above the Company’s minimum VSOE rate for PCS, the optional stated renewal fee establishes VSOE for technical support. A substantive minimum VSOE rate is determined based upon an analysis of historical sales of PCS. To the extent PCS is sold at an amount below the Company’s minimum VSOE, revenue is allocated to PCS using the residual method to the extent necessary to adjust deferred PCS revenue to VSOE, which is then amortized over the term of the applicable contract.

7.	Describe for us any return, price protection or similar rights you provide. Explain how you have considered providing similar disclosure in the notes to your financial statements.

Response:

The Company’s standard software license and reseller agreements do not include any return rights other than the right to return nonconforming products for repair or replacement under its standard product warranties, which the Company accounts for in accordance with Statement of Financial Accounting Standards No. 5. During the last three fiscal years, the Company has not experienced any product returns related to warranty claims. The Company’s standard software license agreements do not include any price protection or similar rights. Furthermore, with respect to software arrangements with resellers, the Company’s business practice during the last three fiscal years has been to require end-user sell-through evidence or representation at the time a reseller order is placed. Therefore, the Company has not allowed its resellers to hold inventory.

The Company offers price protection to certain government agencies as required by applicable laws and regulations. For example, transactions under the Company’s General Services Administration Federal Supply Schedule contract (“Schedule Contract”) must comply with the Price Reductions clause (General Services Administration Acquisition Regulation 552.238-75) in the Schedule Contract. In addition, certain government agencies have the right to cancel contracts for “convenience”. During the last three fiscal years, the Company had one contract partially cancelled for convenience with the cancelled portion totaling approximately $26,000. The contract was partially cancelled before the customer made any payment to the Company for such cancelled portion.

In a limited number of cases, the Company has also offered limited price protection to certain customers. For example, the Company’s licensing agreement with one such customer provides that the price charged to such customer for any software or service under similar purchasing arrangements will be the Company’s lowest price charged to any customer for that software or equivalent service regardless of any special terms.

During the last three fiscal years, the Company has not paid any amounts in respect of a return, price protection or similar rights clause. Therefore, no allowance for returns, price protection or similar rights has been recorded in the Company’s financial statements for the last three fiscal years.

8.	Provide us with a roll-forward of your allowance for returns for each period presented in your 10-K. Include beginning balance, estimated returns, actual returns, other adjustments and ending balance. Explain how you have considered providing similar disclosure under Schedule II Valuation and Qualifying Accounts.

Response:

Except for one contract that was partially cancelled for convenience as discussed in the Company’s response to Comment 7 above, the Company has not experienced any product returns in the last three fiscal years, has not allowed resellers to hold inventory and has not paid any amounts in respect of a return, price protection or similar rights clause. Therefore, the Company has not established an allowance for return, price protection or similar rights.

Note (14) Segment Information, page 82

9.	We note the disclosure indicating that you operate in one “significant business segment.” Clarify for us whether this means that you have one operating segment for purposes of reporting under SFAS 131. As part of your response, explain how you have evaluated the operations of angel.com and alarm.com. Also, tell us how you have considered SFAS 131, pars. 17 through 21.

Response:

The Company has one operating segment under Statement of Financial Accounting Standards No. 131 (“SFAS 131”): business intelligence software and services.

The Company has two other lines of business: (i) Angel.com, which is in the call routing software and services business, and (ii) Alarm.com, which is in the security hardware, software and services business. Angel.com and Alarm.com accounted for 0.9% and 0.6%, respectively, of the Company’s total consolidated revenues for the fiscal year ended December 31, 2005. In evaluating whether segment disclosure is appropriate for these two businesses individually or in the aggregate, the Company considers the percentage of revenues and expenses of these businesses as compared to the Company’s consolidated revenues and expenses, and the extent, frequency, and level of detail of review of these businesses by the Company’s chief operating decision maker. These businesses constitute a small percentage of the Company’s total revenues, and the extent, frequency, and level of detail of review of these businesses by the Company’s chief operating decision maker is not substantial. Therefore, the Company has determined that the Angel.com and Alarm.com lines of business do not qualify as operating segments under SFAS 131, and that separate disclosure of these businesses, either individually or in the aggregate, is not required.

The Company will continue to evaluate these businesses for segment disclosure as their financial performances change in relation to the Company’s business intelligence software and services business in the future. The Company will also monitor the extent, frequency, and detail of review of these businesses by the Company’s chief operating decision maker.

* * * * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (703) 394-8469. Thank you for your time and consideration.

Sincerely,

/s/ Arthur S. Locke, III
Arthur S. Locke, III
Vice President, Finance and Chief Financial Officer